Exhibit 99.2

Snow Lake Resources Ltd.

Management’s Discussion and Analysis

For the Six Months Ended December 31, 2024

(Expressed in Canadian Dollars)

Snow Lake Resources Ltd.

Management’s Discussion and Analysis

For the Six Months Ended December 31, 2024

(Expressed in Canadian Dollars)

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) of Snow Lake Resources Ltd., d/b/a Snow Lake Energy (“Snow Lake”, “we” or the “Company”) summarizes the significant factors affecting the Company’s operating results, financial condition, liquidity and cash flows as of and for the six months ended December 31, 2024. This MD&A should be read in conjunction with the Company’s unaudited condensed interim consolidated financial statements and the related notes thereto for the six months ended December 31, 2024 and 2023 (the “Q2 2025 Financials”), as well as the Company’s consolidated financial statements and the related notes thereto for the years ended June 30, 2024, 2023 and 2022 (the “2024 Financials”).  This MD&A contains forward-looking statements that are based on the beliefs of management, as well as assumptions made by, and information currently available to, our management. Actual results could differ materially from those discussed in or implied by forward-looking statements as a result of various factors.

The Q2 2025 Financials and the financial information contained in this MD&A are prepared pursuant to IFRS Accounting Standards (“IFRS”) and in accordance with the standards of the United States Public Company Accounting Oversight Board. As permitted by the rules of the United States Securities and Exchange Commission (the “SEC”) for foreign private issuers, the Company does not reconcile our financial statements to United States generally accepted accounting principles.

This MD&A reports the Company’s activities through April 9, 2025, unless otherwise indicated. All figures are expressed in Canadian dollars (“$” or “”), unless otherwise noted.

During the six months ended December 31, 2024, the Company remained at the exploration stage, did not place any of its mineral properties into production, and did not generate any revenues. The Company’s planned exploration and development of mineral resources, primarily uranium, will require significant investment prior to commercial introduction and may never be successfully developed or commercially successful.

Business Outlook and Strategy

Snow Lake is a Canadian clean energy exploration company listed on Nasdaq (LITM), with a global portfolio of clean energy mineral projects comprised of two uranium projects and two hard rock lithium projects. The uranium projects consist of the Black Lake Uranium Project and the Engo Valley Uranium Project. The Black Lake Uranium Project is an exploration stage project located in the Athabasca Basin, Saskatchewan, Canada and the Engo Valley Uranium Project is an exploration stage project located in the Skeleton Coast of Namibia. The lithium projects consist of the Shatford Lake Lithium Project and the Thompson Brothers project and the Grass River project (collectively, the “Snow Lake Lithium™ Project”).The Shatford Lake Project is an exploration stage project located adjacent to the Tanco lithium tantalum, cesium and lithium mine in Southern Manitoba, and the Snow Lake Lithium™ Project is an exploration stage project located in the Snow Lake region of Northern Manitoba (see “Corporate Developments” for more details). At present, the Company believes its uranium projects provide the best current opportunity to create shareholder value, and the Company intends to focus the majority of its exploration efforts and expenditures on its uranium projects in the near term.

Our corporate strategy is to assemble and develop a portfolio of clean energy mineral projects designed to support the clean energy transition and electric vehicle (“EV”) transition. Our overall focus is on uranium and lithium minerals projects. Geopolitical events continue to shape both the uranium and lithium markets, with the uranium market showing considerable strength, and the lithium market continuing to show weakness. Given the current state of the uranium and lithium markets, our primary focus over the next year will be to advance the exploration of our uranium projects, while taking a slower, more careful approach to exploring our lithium projects.

Snow Lake’s strategic plans for 2025 include:

●	Actively pursuing acquisitions in the nuclear energy sector to expand its project pipeline
●	Advancing exploration of its two uranium projects, including Phase 2 drilling at the Engo Valley Uranium Project and drilling high-priority targets at the Black Lake Uranium Project
●	Updating the SK-1300 mineral resource estimate at the Snow Lake Lithium™ Project to incorporate results from recent drilling campaigns
●	Exploring the Mound Lake Gallium Property, recognizing gallium’s critical role in next-generation semiconductors
●	Engaging with strategic partners in the energy and technology sectors to accelerate project development

Snow Lake Resources Ltd.

Management’s Discussion and Analysis

For the Six Months Ended December 31, 2024

(Expressed in Canadian Dollars)

For the six months ended December 31, 2024, the Company incurred a net loss of $2,357,257 (2023 – $2,317,843) and negative cash flow from operations of $2,554,578 (2023 – $2,299,013), and as at December 31, 2024, the Company had an accumulated deficit of $28,905,495 (June 30, 2024 – accumulated deficit of $26,548,238). The Company has not yet placed any of its mineral properties into production and, as a result, the Company has no source of operating cash flow. The Company’s ability to continue as a going concern is dependent upon the Company achieving profitable operations to generate sufficient cash flows to fund continuing operations, or, in the absence of adequate cash flows from operations, obtaining additional financing to support operations for the foreseeable future, and to meet future commitments including, but not limited to, the Company’s flow-through expenditures requirements. It is not possible to predict whether financing efforts will be successful or if the Company will attain profitable levels of operations. These conditions, and the unpredictability of the mining business, represent material uncertainties which may cast significant doubt upon the Company’s ability to continue as a going concern.

Uranium Market

Overview

Currently, the primary significant commercial use for U3O8 is as a fuel for nuclear power plants for the generation of electricity1. Global demand for electricity is estimated to grow by approximately 50% by 2040, with calls to triple global nuclear capacity by 20502.

Nuclear energy underpins the three major global trends of electrification, decarbonization, and energy security.  Nuclear power plays a critical role in energy transition, as it is widely stated that there is no path to net zero carbon without nuclear power. At the 2023 United Nations Climate Change Conference or Conference of the Parties of the UNFCCC (more commonly known as COP 28), a total of 22 countries agreed to target tripling nuclear capacity by 2050 as countries focus on energy security and affordability. Nuclear energy provides clean, non-CO2 emissions, and low-cost energy, with greater generating capacity per footprint than other fuel sources. Nuclear power programs continue to expand, with 440 operating reactors in 31 countries, and with 60 reactors under construction in 18 countries.3

Geopolitical Events

Geopolitical events continue to shape the global uranium market, including the ongoing Russian invasion of Ukraine, political instability in Niger, and the United States passing a series of laws banning the importation of Russian uranium and facilitating American nuclear energy leadership. These events continue to influence and drive the global energy mix and policy, with renewed focus on nuclear power as a means of ensuring energy security.

During 2025, President Trump has declared a national energy emergency, emphasizing the urgent need to expand domestic energy production.  This initiative is a clear response to the growing energy demands facing the United States, driven by economic expansion, industrial needs, and increased electrification.  As part of this shift, a $500 billion private sector investment has been announced for the expansion of United States data centers, further reinforcing the necessity for increased and reliable energy generation.

During 2024, the United States passed two significant pieces of legislation designed to advance clean energy, enhance energy security and independence, and revive an aging nuclear energy industry at home and bolster cutting-edge technologies abroad.

1 Source: World Nuclear Association, Uranium Mining Overview, available at https://world-nuclear.org/information-library/nuclear-fuel-cycle/mining-of-uranium/uranium-mining-overview

2 Source: World Nuclear Association, World Energy Needs and Nuclear Power, available at https://world-nuclear.org/information-library/current-and-future-generation/world-energy-needs-and-nuclear-power#:~:text=Electricity%20demand%20is%20increasing%20about,of%20electricity%20in%20OECD%20countries.

3 Source: World Nuclear Association.

Snow Lake Resources Ltd.

Management’s Discussion and Analysis

For the Six Months Ended December 31, 2024

(Expressed in Canadian Dollars)

In May 2024, former President Biden signed into law the “Prohibiting Russian Uranium Imports Act,” which bans the import of enriched uranium produced in Russia or by Russian entities, and is designed to enhance the United States’ energy security by reducing its dependence on Russia for nuclear fuels. It also unlocks funding to support domestic uranium production. Russia is currently the largest foreign supplier of enriched uranium to the United States, according to U.S. Energy Department data.

In July 2024, former President Biden signed into law the “Accelerating Deployment of Versatile, Advanced Nuclear for Clean Energy Act,” or the ADVANCE Act, which is designed to reestablish the United States as the global leader in nuclear energy in the 21st century. The ADVANCE Act is aimed at strengthening the United States’ energy security, as well as expanding nuclear power as a clean, reliable power source designed to remain a major part of the United States future energy mix.

Since his inauguration in January 2025, President Trump has issued a number of Executive Orders that focus and support the development of critical minerals and energy fuels in the United States, including:

●	Declaring a National Energy Emergency on January 20, 2025

●	Establishing the National Energy Dominance Council – February 14, 2025

●	Immediate Measure to Increase American Mineral Production – March 20, 2025

The effect of these Executive Orders is to mandate immediate action across federal agencies to expedite permitting and approvals for domestic U.S. mineral projects, while directing funding and investment support through the Department of Defense, the U.S. International Development Finance corporation and the U.S. Export-Import Bank. With global focus turning to nuclear energy to address national and energy security concerns, coupled with the Trump administration’s policies favoring domestic energy security and advanced nuclear technology, our focus on advancing our uranium projects, and in particular our Pine Ridge Uranium Project, align with the Trump Administration initiatives.

Supply of Uranium

Geopolitical events continue to disrupt the global uranium supply chain.  A combination of low prices over the past decade, underinvestment in uranium projects and nuclear power, mine closures, challenges in re-starting idled uranium mines, and the COVID-19 pandemic, have all contributed to a reduction in the global supply of uranium. More recently, uranium producers, developers, and physical uranium holding companies have continued to buy physical uranium, putting further strain on the uranium supply chain.

Demand for Uranium

Demand for uranium is being driven by the increasing focus on nuclear power as a component part of net zero, a policy shift to include nuclear power as clean energy, and the number of nuclear reactors in operation and under construction.

As noted above, with 440 operating reactors in 31 countries, and with 60 reactors under construction in 18 countries, total uncovered uranium requirements are estimated to be more than 500 million pounds through 2030. The World Nuclear Association’s Nuclear Fuel Report (2023) predicts a 28% increase in uranium demand from 2023 through 2030, with a 51% increase in uranium demand for the period from 2031 through 2040, providing plenty of scope for growth in nuclear capacity in a world focused on carbon emissions. Demand for uranium is forecast to outstrip uranium supply over the next decade.

Prices

As a result of the demand-and-supply dynamics, prices of uranium have recovered from their lows over the past decade and briefly exceeded US$100 per pound U3O8 in January 2024, with current spot prices hovering around US$65 per pound U3O8.

We are of the view that the combination of supply and demand factors, against the backdrop of the search for solutions to decarbonization and managing global geopolitical risks, is positive for uranium exploration over the next decade.

Snow Lake Resources Ltd.

Management’s Discussion and Analysis

For the Six Months Ended December 31, 2024

(Expressed in Canadian Dollars)

Change in Focus

Until recently, our Snow Lake Project constituted our sole material project. The lithium market currently remains depressed. Lithium prices continue to remain low after a stratospheric rise in 2022, followed by a precipitous 80% drop during 2023. Demand for lithium continues to be weak, and a number of major global lithium producers continue to curtail production until the lithium market and lithium prices recover. Given the current state of the lithium markets, as mentioned above, our primary focus over the next year will be to advance the exploration of our two uranium projects, while taking a slower, more careful approach to exploring our two lithium projects described below.

Corporate Developments

On August 7, 2024, the Company issued 2,024,496 common shares in connection with the acquisition of the First Stage Interest with respect to the Engo Valley Uranium Project.

On August 22, 2024, the Company entered into an ATM Sales Agreement, as amended on October 18, 2024, with ThinkEquity LLC (the “Agent”), as sales agent, pursuant to which the Company could offer and sell, from time to time through the Agent, up to US$2,900,000 of common shares of the Company. During the six months ended December 31, 2024, the Company sold 13,128,955 common shares for gross proceeds of $4,081,551 (USD $2,897,622).

On November 18, 2024, the Company issued 1,000,000 common shares to 10152300 Manitoba LTD. pursuant to a debt settlement agreement for legal expenses between the parties.

On December 20, 2024, the Company issued 15,750,000 common shares at a price of USD $0.41 per share in a best-efforts public offering, for gross proceeds of $9,276,199 (USD $6,457,500).

On December 31, 2024, the Company issued 18,750,000 common shares at a price of USD $0.80 per share in a best-efforts public offering, for gross proceeds of $21,583,500 (USD $15,000,000).

On January 9, 2025, the Board of Directors of the Company passed a resolution with the following key actions:

●	The vesting terms of the RSUs issued to the CEO were modified. 100,000 RSUs issued to the CEO were deemed vested immediately with the shares issued on January 10, 2025. An additional 100,000 RSUs will vest upon achieving a market capitalization of USD $150 million for 10 consecutive trading days.

●	The Chief Executive Officer (CEO) was awarded a cash bonus of USD $50,000, while the Chief Financial Officer (CFO) received USD $20,000.

●	The Chairman of the Board received a USD $200,000 cash bonus and 50,000 shares (issued on January 10, 2025) in recognition of his efforts in securing financing and managing liabilities. Further, The Chairman of the Board was granted RSUs equal to 10% of the Company’s issued and outstanding shares as of the grant date, calculated on a post-vesting basis (maximum of 8,491,057 RSUs). The RSUs vest as follows:

o	500,000 of the RSUs vest upon the earlier of (i) January 1, 2026; and (ii) the Corporation’s volume weighted average share price (“VWAP”) exceeding a market capitalization of USD $150,000,0000 for 10 consecutive trading days;

o	1,000,000 of the RSUs vest on upon the Corporation’s VWAP exceeding a market capitalization of USD $100,000,0000 for 10 consecutive trading days;

o	1,000,000 of the RSUs vest on upon the Corporation’s VWAP exceeding a market capitalization of USD $200,000,0000 for 10 consecutive trading days; and

o	upon every incremental U$100,000,000 increase in the Corporation’s market capitalization above USD $200,000,0000, an additional 1,000,000 RSUs shall vest.

●	Cash bonuses totaling USD $160,000, 40,000 shares, and 172,500 RSUs were granted to directors and committee members. The shares were issued on January 10, 2025.

●	The exercise price for all outstanding stock options with exercise prices denominated in USD were modified to USD $1.50.

Snow Lake Resources Ltd.

Management’s Discussion and Analysis

For the Six Months Ended December 31, 2024

(Expressed in Canadian Dollars)

●	The Board of Directors approved the issuance of up to 500,000 shares to settle debts owed to various creditors under a Debt Settlement Agreement. The shares were issued on January 10, 2025.

On January 10, 2025, 240,000 RSUs were exercised, and the Company paid USD $600,000 on redemption.

On January 27, 2025, the Company issued 16,000,000 common shares at a price of USD $1.00 per share in a best-efforts public offering, for gross proceeds of $23,009,600 (USD $16,000,000).

On February 28, 2025, the Company issued 4,920,000 common shares to 10183923 Manitoba Ltd. And 500,000 common shares to 10152300 Manitoba LTD. pursuant to a debt settlement agreement between the respective parties.

On March 12, 2025, the Company issued 1,600,000 common shares to 10223254 Manitoba Ltd. pursuant to a debt settlement agreement between the parties.

On March 13, 2025, the Company issued 1,575,000 common shares to 10223778 Manitoba Ltd. pursuant to a debt settlement agreement between the parties.

Uranium Projects

Engo Valley Uranium Project

On February 20, 2024, the Company, Engo Valley Pty Ltd., a private Australian company (“Engo Valley”), a British Columbia company (the “Vendor”) and Namibia Minerals and Investment Holdings (Proprietary) Limited, a private Namibian company (the “Project Company”) entered into a binding letter of intent to acquire 100% of Engo Valley, pursuant to which Snow Lake will acquire up to 85% undivided indirect interest in the Project Company, which in turn is the sole registered and beneficial owner of 100% of the right, title and interest in the Exclusive Prospecting License - 5887 (the “License”) for the Engo Valley Uranium Project.

In July 2024, the Company entered into a share purchase agreement to acquire Engo Valley in two stages, as follows:

(a)	First Stage Interest

Snow Lake acquired an initial 80% undivided interest in Engo Valley, which represents a 68% undivided indirect interest in the Project Company (the “First Stage Interest”), upon:

●	payment to the Vendor of USD $250,000 in cash (paid);

●	incurring exploration expenditures of a minimum of USD $200,000 (incurred); and

●	allotting and issuing to the Engo Valley 2,024,496 common shares (issued).

(b)	Second Stage Interest

The Company will acquire an additional 20% undivided interest in Engo Valley, which represents a 17% undivided indirect interest in the Project Company by (the “Second Stage Interest”), for a total undivided indirect interest of 85% in the Project Company, upon:

●	incurring additional exploration expenditures of a minimum of USD $800,000 on or before June 30, 2025, provided, that any expenditures we incurred in excess of the USD $200,000 minimum exploration expenditures in connection with our acquisition of the First Stage Interest will be credited against the expenditure commitment for the Second Stage Interest.

After the Company acquires the Second Stage Interest, the Company will be obligated to make the following payments to Engo Valley, in the form of our common shares, upon the achievement of the following milestones:

i)	Milestone Payment No. 1: In the event an SK-1300 compliant technical report determines there is a uranium mineral resource on the Engo Valley Uranium Project of a minimum of 10 million pounds with a minimum average grade of 250 parts per million, or ppm, U3O8, the Company will issue an aggregate of 1,030,927 common shares; and

ii)	Milestone Payment No. 2: In the event an SK-1300 compliant technical report determines there is a uranium mineral resource on the Engo Valley Uranium Project of a minimum of 25 million pounds with a minimum average grade of 250 ppm U3O8, the Company will issue an aggregate of 1,030,927 common shares.

Snow Lake Resources Ltd.

Management’s Discussion and Analysis

For the Six Months Ended December 31, 2024

(Expressed in Canadian Dollars)

Black Lake Uranium Project

On May 8, 2024, Snow Lake entered into a share purchase agreement to acquire 100% of Global Uranium Acquisition Corp (Pty) Ltd (“Global Uranium”), a private Australian company, which in turn, has entered into a mineral property option agreement (the “Option Agreement”) with Doctors Investment Group Ltd. (“Doctors”), a private British Columbia company, pursuant to which Global can earn a 100% interest in the Black Lake uranium project (the “Black Lake Uranium Project”).

Snow Lake agreed to acquire Global Uranium in consideration of:

●	Payment of $50,000 in cash (paid);

●	Issuance of an aggregate of 1,000,000 common shares upon execution of the share purchase agreement (issued); and

●	Issuance of an aggregate of 1,000,000 common shares in the event that an SK-1300 compliant technical report determines that there is a uranium mineral resource on the Black Lake Uranium Project of a minimum of 10 million pounds U3O8 with a minimum average grade of 500 ppm U3O8 per tonne.

The acquisition was completed on June 21, 2024.

Doctors owns a 100% interest in the Black Lake Uranium Project. The Black Lake Uranium Project is located in the northeastern Athabasca Basin, Saskatchewan, 55 kilometers to the northeast of the town of Stoney Rapids, Saskatchewan. The Black Lake Uranium Project consists of 20 mining claims covering 18,908 hectares and is divided into the following four projects, Higginson Lake, Charlebois Lake, Fisher Hayes and Spreckley Lake.

The Black Lake Uranium Project is considered to be an exploration stage project with historical, non-modern mining code compliant uranium resources, that would benefit from modern exploration techniques and technology for uranium exploration.

The Option Agreement provides that Global Uranium can earn a 100% interest in the Black Lake Uranium Project as follows:

a.	Cash Payments by Global Uranium to Doctors of the following amounts:

i.	$50,000 within 2 days of signing the Option Agreement (paid);

ii.	$150,000 within 30 days of signing the Option Agreement (paid);

iii.	$250,000 on or before the first anniversary of signing the Option Agreement;

iv.	$350,000 on or before the second anniversary of signing the Option Agreement;

v.	$400,000 on or before the third anniversary of signing the Option Agreement; and

vi.	$600,000 on or before the fourth anniversary of signing the Option Agreement; and

b.	Exploration Expenditures – Global Uranium incurring the following exploration expenditures on the Black Lake Uranium Project:

i.	$500,000 in exploration expenditures on or before the first anniversary of the signing of the Option Agreement (incurred);

ii.	$500,000 in exploration expenditures on or before the first anniversary of the signing of the Option Agreement; and

iii.	$1,000,000 in exploration expenditures on or before the first anniversary of the signing of the Option Agreement.

Global Uranium has the right under the Option Agreement to accelerate both cash payments and/or the exploration expenditures prescribed under the Option Agreement.

Following the exercise of the option, Global Uranium will grant a 1% net smelter royalty to Doctors upon commencement of commercial production, which net smelter royalty may be purchased by Global Uranium at any time at a cost of $1,500,000.

Buffalo Uranium Project

On February 18, 2025, the Company announced that it has entered into a binding letter of intent with Bazooka Resources Ltd. (“Bazooka”), a private Australian Company, pursuant to which Snow Lake will acquire 100% of Bazooka. Bazooka has the exclusive right to acquire a 100% interest in the Buffalo Uranium Project through an option to purchase agreement with the three individual claim holders of the Buffalo Uranium Project (the “Sellers”).

Snow Lake Resources Ltd.

Management’s Discussion and Analysis

For the Six Months Ended December 31, 2024

(Expressed in Canadian Dollars)

Snow Lake will purchase Bazooka in consideration of:

a)	Initial Cash Payment of US$50,000 in cash to Bazooka, upon execution of the LOI, to secure the exclusive option to purchase the Buffalo Uranium Project (paid);

b)	Closing Cash Payment by Snow Lake to the Sellers of the amount of US$200,000 in cash, upon the concurrent closings (the “Closings”) of the acquisition of the Buffalo Uranium Project by Bazooka, and the acquisition of Bazooka by Snow Lake; and

c)	Closing Issuance of Snow Lake Shares: Allotting and issuing to the Sellers on the Closings, an aggregate of that number of fully paid and non-assessable common shares of Snow Lake (the “Snow Lake Shares”) that have a value of US$400,000 calculated in accordance with the 10-day volume weighted average closing price of Snow Lake’s common shares for the 10 trading days immediately prior to the Closings;.

d)	First Milestone Payment: Payment by Snow Lake to the Sellers of:

i.	the amount of US$450,000 in cash (the “First Milestone Payment”) on the date (the “First Publication Date”) that an SK-1300 compliant technical report is published and which indicates that there is a uranium mineral resource on the Buffalo Uranium Project of a minimum of 10 million pounds U3O8 with a minimum average grade >0.2% U3O8, ,or 2.5 million pounds U3O8 with a minimum average grade >1.0% U3O8;

or, at Snow Lake’s sole election;

ii.	that number of Snow Lake Shares that have a value of US$450,000 based on the 10-day volume weighted average closing price of the common shares of Snow Lake for the 10 trading days immediately preceding the First Publication Date;

e)	Second Milestone Payment: Payment by Snow Lake to the Sellers of:

i.	the amount of US$450,000 in cash (the “Second Milestone Payment”) on the date (the “Second Publication Date”) that an SK-1300 compliant technical report is published and which indicates that there is a uranium mineral resource on the Buffalo Uranium Project of a minimum of 20 million pounds U3O8 with a minimum average grade >0.2% U3O8, or 5 million pounds U3O8 with a minimum average grade >1.0% U3O8;

or, at Snow Lake’s sole election;

ii.	that number of Snow Lake Shares that have a value of US$450,000 based on the 10-day volume weighted average closing price of the common shares of Snow Lake for the 10 trading days immediately preceding the Second Publication Date.

f)	The Sellers retain a 1.5% net smelter royalty return (the “Royalty”) on the Mineral Claims, and Bazooka has the contractual right to purchase the Royalty at any time, and from time to time, for an aggregate amount of US$1.5 million in cash.

The Buffalo Uranium Project is located in the southeast part of Wyoming, approximately 50 miles south of Casper, Wyoming and is centered on the historic Little Man Uranium mine. Uranium mineralization at the Little Man Uranium mine was discovered in the 1950’s. A total of approximately 65,000 pounds of U3O8 were mined with an average grade of between 1.0% 1.5% U3O8. The Buffalo Uranium Project consists of sixteen unpatented mining claims.

In addition to mining at the Little Man Uranium Mine in the 1950’s, a total of 13 widely spaced drill holes, consisting of eight percussion drill holes and five core holes, were drilled by Conoco in 1979 and 1980.  No drilling has been undertaken on the Buffalo Uranium Project since 1980.  Uranium mineralization was intersected over a strike length of approximately 3,000 feet and remains open along strike and at depth.

Snow Lake plans to leverage modern exploration techniques to maximize the Buffalo Uranium Project’s potential, including compilation of all historical exploration data, an airborne survey, ground geophysics, and targeted drilling programs aimed at defining an SK-1300 compliant mineral resource estimate.

Snow Lake Resources Ltd.

Management’s Discussion and Analysis

For the Six Months Ended December 31, 2024

(Expressed in Canadian Dollars)

Pine Ridge Uranium Project

On March 12, 2025, Snow Lake announced that it has entered into a 50/50 joint venture (the “Joint Venture”) with Global Uranium and Enrichment Limited (“GUE”), to acquire 100% of the Pine Ridge Uranium Project (“Pine Ridge”) in the Powder River Basin in Wyoming, United States.  In addition, Snow Lake will become a cornerstone investor in GUE though the acquisition of a 19.99% interest in GUE by participating in GUE’s proposed AUD$9 million capital raise.

The Joint Venture (“Powder River Basin LLC” or the “Buyer”), will purchase Pine Ridge from Stakeholder Energy, LLC (Seller”) upon payment to the seller of $US22,500,000 cash, to be paid in three equal installments of US$7,500,000, payable as follows:

i.	US$7,500,000 to be paid at closing (Closing) of the Acquisition contemplated by the Purchase and Sale Agreement (Acquisition Agreement) (First Instalment);

ii.	US$7,500,000 to be paid on or before one-year from the date of Closing (Second Instalment); and

iii.	US$7,500,000 to be paid on or before two years from the date of Closing (Third Instalment).

Further:

i.	The Buyer shall pay the Seller a production royalty based on an applicable royalty percentage (which will be calculated by a Net Smelter Returns variable between 3.5% and 6%, dependent on U3O8 Realized Price) from uranium, vanadium and related minerals produced and sold or deemed sold by Buyer from any additional property or property interests acquired by the Buyer, or its affiliates or permitted assigns, within twenty (20) years after the effective date of March 11, 2025.

ii.	The Buyer shall expend a minimum of US$10,000,000 in exploration and development costs by the three-year anniversary of the Closing.

The Pine Ridge Project is a fully domestic, advanced-stage uranium asset with a large JORC 2012 exploration target, significant potential scale, and rapid development potential through In-Situ Recovery (ISR) methods. Wyoming is the U.S.’s leading uranium-producing state and benefits from a well-established, mining-friendly, regulatory framework. Surrounded by large-scale uranium operations, including Cameco’s Smith Ranch facility just 15 km away, Pine Ridge is uniquely positioned to potentially contribute to rebuilding America’s uranium supply chain.

Gallium Project

Mound Lake Property

On January 10, 2025, the Company and Free Battery Metal Limited (“Free Battery”) entered into a binding term sheet (the “Term Sheet”) pursuant to which Snow Lake can earn up to an 80% interest in Free Battery’s Mound Lake Property.

The Mound Lake Property encompasses 243 single-cell unpatented mineral claims covering over 4,800 hectares in a prolific mining district. The northern part of the property, near the contact between the Mound Lake Pluton and metasedimentary country rocks, has demonstrated consistent, elevated gallium values. These results coincide with elevated levels of other critical metals, including beryllium (Be), lithium (Li), and rubidium (Rb), near the Larson Creek and Mound Creek faults.

Pursuant to the terms and conditions of the transaction, Snow Lake can earn up to an 80% interest in the Mound Lake property through the following Option Earn-Ins:

●	First Option: Within fourteen days of the effective date of the Term Sheet, upon payment of C$20,000 by Snow Lake to Free Battery (paid), Snow Lake earned a 10% interest in the Mound Lake Property.

●	Second Option: On or before the first anniversary of the effective date of a definitive agreement to replace the Term Sheet (the “Definitive Agreement”), Snow Lake shall have the right to acquire an additional 41% interest in the Mound Lake Property upon Snow Lake:

i)	having made work expenditures of at least $1,000,000 and

ii)	paying $500,000 to Free Battery.

●	Third Option: On or before the second anniversary of the effective date of the Definitive Agreement, Snow Lake shall have the right to acquire an additional 29% interest in the Mound Lake Property upon Snow Lake

Snow Lake Resources Ltd.

Management’s Discussion and Analysis

For the Six Months Ended December 31, 2024

(Expressed in Canadian Dollars)

i)	having made additional work expenditures of $1,000,000 and

ii)	paying an additional $1,000,000 to Free Battery.

Prior to the completion of a pre-feasibility study on the Mound Lake Property, Snow Lake will be the operator of the Mound Lake Property and be responsible for all costs and expenses associated with exploration and development of the Mound Lake Property.

Following the completion of a pre-feasibility study on the Mound Lake Property, the parties shall diligently and in good faith negotiate the terms of a joint venture arrangement to advance development of the Mound Lake Property. Such arrangement will include, among other things, (i) a mechanism by which expenditures on the Mound Lake Property will be funded on a pro rata basis, based upon the respective parties proportionate interest in the Mound Lake Property; (ii) in the event any one party declines to fund the expenditures in proportion to their interest, their respective interest in the joint venture shall be reduced accordingly, subject to the Dilution Conversion (as defined hereinafter); (iii) a mechanism for preparing and approving a budget and work program in respect of the Mound Lake Property; and (iv) the ongoing management of the joint venture.

Following the exercise of the First Option, in the event that either party’s interest in the Mound Lake Property falls below 10%, such party’s interest shall be converted into a 1% net smelter return royalty on the Mound Lake Property, which shall not be subject to a right of first refusal or any other pre-emptive rights in favour to such party (the “Dilution Conversion”).

Lithium Projects

As mentioned above, until recently, our Snow Lake Project constituted our sole material project. Given the current state of the lithium markets, as mentioned above, our primary focus this year will be to advance the exploration of our uranium projects, while taking a slower, more careful approach to exploring our lithium projects described below.

Shatford Lake Project

On January 29, 2024, Snow Lake entered into an option agreement (the “ACME Option Agreement”) with ACME Lithium Inc. (“ACME”), pursuant to which ACME granted the Company the option to earn up to a 90% undivided interest in the mineral claims held by ACME at its Manitoba lithium project areas, located in southeastern Manitoba, Canada (the “Shatford Lake Project”).

The Shatford Lake Project is comprised of 37 mineral claims located over three project areas – Shatford Lake, Birse Lake, and Cat-Euclid Lake, totaling approximately 17,000 acres. The Shatford Lake Project straddles a 15 kilometers long structural trend of the Greer-Shatford Shear Zone with numerous pegmatite dykes and favorable host rocks.  It is situated in the southern limb of the Bird River greenstone belt in southeastern Manitoba.

Pursuant to the ACME Option Agreement, the Company may exercise the Option by paying a total of $800,000 and incurring a total of $1,800,000 in exploration and development (“E&D”) expenditures, in each case over a two-year period, as follows:

●	Initial payment: Cash payment of $20,000 (paid);

●	Upon execution: Cash payment of $130,000 (paid);

●	First year: Cash payment of $150,000 (paid) and minimum E&D expenditures of $600,000 (incurred); and

●	Second year: Cash payment of $500,000 and minimum E&D expenditures of $1,200,000.

Once the Company has earned a 90% undivided interest in the Shatford Lake Project, and completed a positive feasibility study, a joint venture (the “Joint Venture”) between Snow Lake and ACME will be formed for further development, the detailed market standard terms and conditions of which will be agreed at the time of formation of the Joint Venture.

Upon formation of the Joint Venture:

●	Snow Lake will hold a 90% interest, and ACME will hold 10% interest in the Joint Venture;

●	Snow Lake’s interest will be a 90% participating interest in the Joint Venture, and will fund 100% of all expenditures until the completion of a positive feasibility study; and

●	ACME will retain a 10% free carried interest, without the need to contribute to expenditures until the completion of a positive feasibility study on the Shatford Lake Project.

Snow Lake Resources Ltd.

Management’s Discussion and Analysis

For the Six Months Ended December 31, 2024

(Expressed in Canadian Dollars)

Snow Lake intends to build upon the prior work undertaken by ACME on the Shatford Lake Project, and its initial focus was an ongoing detailed review of all data, samples, assays and reports prepared by ACME. The Company undertook a field exploration program in the Summer of 2024, which included prospecting, sampling, assaying and identifying potential drill targets.

The Snow Lake Lithium™ Project

The Snow Lake Lithium™ Project is a 100%-owned exploration stage project located in the Snow Lake region of Northern Manitoba, Canada, comprising 122 mineral claims covering 24,515 hectares (approximately 60,577 acres).  The Snow Lake Lithium™ Project consists of two deposits, the Thompson Brothers deposit and the Grass River deposit, which together have a measured, indicated and inferred resource estimate of approximately 8.2 million tonnes grading approximately 1% Li2O. To date, a total of 26,000 meters of drilling has been completed, of which approximately 20,000 meters are included in the current mineral resource estimate, with approximately 6,000 meters of drilling not included.

We are of the view that the Snow Lake Lithium™ Project does not have the scale, size, grade or project economics to make it an attractive exploration project at the present time given the current lithium pricing environment. While we do not intend to abandon the Snow Lake LithiumTM Project, further exploration activities have been limited until such time as the lithium market recovers, lithium prices recover, investor interest in the lithium sector returns, and capital once again becomes available to fund exploration and development of lithium projects.

Results of Operations

The following table sets forth a summary of the Company’s consolidated results of operations for the periods indicated. The information should be read together with the Q2 2025 Financials and related notes. Historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	Six months ended	Six months ended
	December 31, 2024	December 31, 2023
	$	$
Expenses
Professional fees	742,559	1,282,465
Consulting fees	1,055,643	767,299
Stock-based compensation	169,066	630,689
Directors’ and officers’ consulting fees	476,499	449,517
Insurance expense	270,570	365,999
General and administrative	790,908	173,877
Travel expenses	166,414	144,821
Transfer agent and regulatory fees	142,080	66,065
Research expenses	—	41,066
Depreciation on right-of-use assets	15,840	15,840
Bank fees and interest	4,730	4,675
Accretion expense	1,418	3,461
Interest expense	397	—
Total Expenses	3,836,124	3,945,774

Other Income
Gain (loss) on change of FV of derivatives	(47,412)	1,052,807
Loss on debt settlement	(98,416)	—
Taxes and Penalties	(800,000)	—
Premium on flow-through shares	2,016,543	603,328
Reversal of flow-through premium liability	460,974	—
Foreign exchange loss	(52,822)	(28,204)
	1,478,867	1,627,931

Net Loss and Comprehensive Loss	(2,357,257)	(2,317,843)

Snow Lake Resources Ltd.

Management’s Discussion and Analysis

For the Six Months Ended December 31, 2024

(Expressed in Canadian Dollars)

During the six months ended December 31, 2024, the Company incurred total operating expenses of $3,836,124, as compared to total operating expenses of $3,945,774 in 2023, for a decrease of $109,650. The reduction in operating expenses in the current period is a direct result of management monitoring cash flows in an effort to reduce expenditure.

Key components of Snow Lake’s results of operations during the six months ended December 31, 2024 and 2023 are discussed as follows:

●	Professional fees totaled $742,559 (2023 – $1,282,465), for a decrease of $539,906, which comprised primarily of services from outside consultants in areas such as legal counsel, accountants and auditors, which are all essential to the Company’s operations.

●	Consulting fees totaled $1,055,643 (2023 – $767,299), for an increase of $288,344. Consulting fees comprised of third-party work primarily for marketing, investor relations and information technology. These fees are primarily related to promotional activities related to costs associated with the Company building its marketing strategy. Consulting fees also include the issuance of warrants to a third-party pursuant to a marketing services agreement.

●	Non-cash stock-based compensation totaled $169,066 (2023 – $630,689), for a decrease of $461,623. The Company had previously granted restricted share units (“RSUs”) and stock options to certain officers and directors, including a grant of these securities to the CEO in July 2023. The amount of stock-based compensation recorded is dependent on the valuation of the grant date fair value of these securities, which is subject to various estimates, based on the application of the Black-Scholes valuation model which requires management to make various assumptions and estimates which are susceptible to uncertainty, including the expected volatility of the share price, expected forfeitures, expected dividend yield, expected term of the warrants or options, and expected risk-free interest rate. Changes in these input assumptions can significantly affect the fair value estimate.

●	Directors’ and officers’ consulting fees totaled $476,499 (2023 – $449,517), for an increase of $26,982. The Company had minimal changes to director compensation during the six months ended December 31, 2024 and 2023.

●	Insurance expense from directors’ and officers’ (“D&O”) insurance coverage totaled $270,570 (2023 –$365,999), for a decrease of $95,429. Upon listing, the Company was required to obtain D&O insurance for its officers and directors, at a premium price due to its lack of history of operations. Since then, the Company has been able to renew its D&O insurance coverage at lower premiums year over year.

●	General and administrative (“G&A”) expenses totaled $790,908 (2023 – $173,877), for an increase of $617,031. The increase in G&A expenses is directly related to the Company’s expanded operations, and additional costs incurred to support its growth initiatives and strategic objectives.

●	Travel expenses totaled $166,414 (2023 – $144,821), for a moderate increase of $21,593. Since travel restrictions from COVID began lifting in 2022, management had resumed travelling for business purposes.

●	Transfer agent and regulatory fees totaled $142,080 (2023 – $66,065), for an increase of $76,015. The increase is a reflection on the increased financing activities during 2024. Regulatory fees comprised of filing in conjunction of the listing and ensuing filing requirements, are also included in transfer agent and regulatory fees.

●	The Company also recorded total other income of $1,478,867 (2023 – $1,627,931). Other income for 2024 was comprised primarily of changes to the flow-through share liability premium. During the six months ended December 31, 2024, the Company recognized $2,016,543 of premium (2023 - $603,328), and reversed the remaining $460,974. As of December 31, 2024, the Company had not fully spent the required amount, resulting in potential tax penalties and investor compensation obligations. As a result, the Company has recorded a provision of $800,000 for estimated Part XII.6 tax payable to the Canada Revenue Agency and for potential investor compensation related to tax benefit adjustments. Other items include a loss on change in fair value of derivative liabilities of $47,412 (2023 – gain of $1,052,807), loss on debt settlement of $98,416 (2023 - $nil), and loss on foreign exchange of $52,822 (2023 – $28,204).

Snow Lake Resources Ltd.

Management’s Discussion and Analysis

For the Six Months Ended December 31, 2024

(Expressed in Canadian Dollars)

Overall, the Company recorded a net loss of $2,357,257 for the six months ended December 31, 2024 (2023 – $2,317,843). Net loss per share for the six months ended December 31, 2024 was $0.08 per basic and diluted share (2023 – $0.12 per basic and diluted share).

Cash Flows

During the six months ended December 31, 2024, net cash used in the Company’s operating activities was $2,554,578 (2023 – $2,299,013). The increase in operating spending primarily relates to activities aimed at supporting the Company’s financing activities, and to support its growth initiatives and strategic objectives.

During the six months ended December 31, 2024, net cash provided by financing activities was $32,178,836 (2023 – $6,927,526). See “Corporate Developments” for further information.

During the six months ended December 31, 2024, the Company also incurred investing cash outflows of $3,755,065 (2023 – $2,179,251) through payments made for the Company’s exploration and evaluation (“E&E”) assets.

Liquidity and Capital Resources

The Company’s ability to successfully buy mineral projects or recover amounts spent on mineral properties is conditional on its ability to secure financing when required. The Company expects to meet more financing requirements through equity financing. The Company may seek other alternatives for financing in the future depending on market conditions and exploration results; however, there can be no assurance that such financing attempts will be successful. The impact on the Company’s business and the cost and availability of financing is still uncertain and could affect the overall liquidity of the Company. In addition, the ability to generate sufficient capital will depend on economic conditions and commodity prices.

Management is actively monitoring cash forecasts and managing performance against its forecasts. As of the date of the MD&A, the Company believes that it will have sufficient liquidity to continue operations for the 12-month period ending December 31, 2025. Nevertheless, management will continue to look for new sources of financing to fund its working capital and to advance the Company’s operations.

Related Party Transactions

In accordance with IAS 24 – Related Party Disclosures, key management personnel, including companies controlled by them, are those persons having authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, including any directors (executive and non-executive) of the Company. The remuneration of directors and key executives is determined by the compensation committee of the Board.

The remuneration of directors and other members of key management personnel during the six months ended December 31, 2024 and 2023 were as follows:

	2024	2023
	$	$
Directors’ and officers’ consulting fees	462,154	431,554
Exploration and evaluation expenditures	60,000	79,764
	522,154	511,318

During the six months ended December 31, 2024, fees of $60,000 (2023 – $79,764) for services rendered by the Company’s VP of Exploration and its former VP of Resources Development, had been capitalized as E&E assets on the consolidated statements of financial position.

Share-based compensation

The Company has granted certain RSUs and options to various directors and officers. During the six months ended December 31, 2024, total stock-based compensation of $169,066 (2023 – $630,689) was recorded in connection with the vesting of these securities.

Snow Lake Resources Ltd.

Management’s Discussion and Analysis

For the Six Months Ended December 31, 2024

(Expressed in Canadian Dollars)

Other related party transactions

As of August 9, 2023, 160,000 RSUs out of the 470,000 RSUs awarded on January 30, 2023 had met the milestones required to vest. On September 26, 2023, the Company paid $546,476 (USD $400,000) to redeem 160,000 of the vested RSUs at USD $2.50 each.

Related party balances

As at December 31, 2024, the Company owed $172,689 to directors and other members of key management personnel (June 30, 2024 - $141,144). All related party balances, for services and business expense reimbursements rendered as at December 31, 2024 and June 30, 2024 are non-interest bearing and payable on demand.

During the six months ended December 31, 2023, Nova Minerals Ltd. charged the Company an amount of $220,348 for reimbursable legal fees, which are recorded as professional fees on the consolidated statements of loss and comprehensive loss.

Capital Management

The Company’s objective when managing capital is to safeguard its ability to continue as a going concern such that it can provide returns for shareholders and benefits for other stakeholders. The management of the capital structure is based on the funds available to the Company in order to support the acquisition, exploration and development of mineral properties and to maintain the Company in good standing with the various regulatory authorities. In order to maintain or adjust its capital structure, the Company may issue new shares, sell assets to settle liabilities, issue debt instruments or return capital to its shareholders. The Company monitors its capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets.

The Company is not subject to any capital requirements imposed by a lending institution or regulatory body.

Risks and Uncertainties

The exploration, development and mining of mineral resources are highly speculative in nature and are subject to significant risks. In addition to the usual risks associated with an investment in a business at an early stage of development, management and the directors of the Company believe that the risk factors should be considered by prospective investors. It should be noted that such list is not exhaustive and that other risk factors may apply. An investment in the Company may not be suitable for all investors.

Exploration, Development and Operating Risks

Mineral exploration operations generally involve a high degree of risk. The Company’s operations are subject to all the hazards and risks normally encountered in the exploration, development and production of minerals and metals, including unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other facilities, damage to life or property, environmental damage and possible legal liability. Although adequate precautions to minimize risk will be taken, mineral exploration activities are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas, which may result in environmental pollution and consequent liability.

The exploration for and development of mineral deposits involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of a mineral bearing structure may result in substantial rewards, few properties which are explored are ultimately developed into producing mines.

Major expenses may be required to locate and establish Mineral Reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs planned by the Company will result in a profitable commercial mining operation. Whether a mineral deposit will be commercially viable depends on several factors, some of which are: the particular attributes of the deposit, such as quantity and quality of mineralization and proximity to infrastructure; commodity prices which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

Snow Lake Resources Ltd.

Management’s Discussion and Analysis

For the Six Months Ended December 31, 2024

(Expressed in Canadian Dollars)

There is no certainty that the expenditures made by the Company towards the search and evaluation of deposits of minerals or other metals will result in discoveries of commercial quantities of minerals or metals.

Current economic conditions

There are significant uncertainties regarding the price of minerals or metals and the availability of equity financing for the purposes of mineral exploration and development. The prices of minerals or metals have fluctuated substantially over the past years. The Company’s future performance is largely tied to the development of its current mineral properties and the overall financial markets. Current financial markets are likely to be volatile, reflecting ongoing concerns about the stability of the global economy. Companies worldwide have been affected particularly negatively by these trends. As a result, the Company may have difficulties raising equity financing for the purposes of mineral exploration and development, particularly without excessively diluting present shareholders of the Company. These economic trends may limit the Company’s ability to develop and/or further explore its mineral property interests.

Insurance and Uninsured Risks

The Company’s business is subject to several risks and hazards generally, including adverse environmental conditions, industrial accidents, labor disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or related facilities, personal injury or death, environmental damage to the Company’s properties or the properties of others, delays in mineral exploration or development, monetary losses and possible legal liability.

Although the Company may in the future maintain insurance to protect against certain risks in such amounts as it considers to be reasonable, its insurance will not cover all the potential risks associated with a mineral exploration company’s operation. The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards because of exploration and production is not generally available to the Company or to other companies in the mineral exploration industry on acceptable terms. The Company might also become subject to liability for pollution or other hazards which may not be insured against or which the Company may elect not to insure against because of premium costs or other reasons. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

Environmental Risks and Hazards

All phases of the Company’s operations are subject to environmental regulation in the jurisdictions in which it operates. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations. Environmental hazards may exist on the properties on which the Company holds interests which are unknown to the Company at present, and which have been caused by previous or existing owners or operators of the properties.

Snow Lake Resources Ltd.

Management’s Discussion and Analysis

For the Six Months Ended December 31, 2024

(Expressed in Canadian Dollars)

Infrastructure

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company’s operations, financial condition and results of operations.

Additional Capital and Negative Operating Cash Flow

The development and exploration of the Company’s properties will require substantial additional financing. Failure to obtain sufficient financing may result in the delay or indefinite postponement of exploration, development or production (if any) on any or all the Company’s properties or even a loss of property interest.

The primary source of funding available to the Company consists of equity financing. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favourable to the Company.

Commodity Prices

The price of the common shares, the Company’s financial results and exploration and development may in the future be significantly adversely affected by declines in the price of minerals. The price of minerals and metals fluctuates widely and is affected by numerous factors beyond the Company’s control such as the sale or purchase of commodities by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, the political and economic conditions of major mineral-producing countries throughout the world, and the cost of substitutes, inventory levels and carrying charges. Future serious price declines in the market value of minerals or metals could cause further exploration and any future development of the Company’s properties to be impractical. Depending on the price of minerals or metals, cash flow from future operations, if any, may not be sufficient and the Company could be forced to discontinue its operations and may lose its interest in, or may be forced to sell, some of its properties. Future production from the Company’s properties, if any, will be dependent upon the prices of minerals or metals being adequate to make these properties economic.

In addition to adversely affecting the Company’s Mineral Resource estimates and its financial condition, declining commodity prices can impact operations by requiring a reassessment of the feasibility of a particular project. Such a reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project. Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

Government Regulation

The mineral exploration activities of the Company are subject to various laws governing prospecting, development, production, taxes, labour standards and occupational health, safety, toxic substances, land use, water use, land claims of local people and other matters. Although the Company’s exploration and development activities are currently carried out in accordance with all applicable rules and regulations in all material respects, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail exploration or development. Amendments to current laws and regulations governing operations and activities of mineral exploration or more stringent implementation thereof could have a substantial adverse impact on the Company.

Market Price of Common Shares and Unpredictable Litigation

Securities of micro-cap and small-cap companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America and globally and market perceptions of the attractiveness of industries. The price of the common shares is also likely to be significantly affected by short-term changes in mineral or metal prices or in the Company’s financial condition or results of operations. Other factors unrelated to the Company’s performance that may have an effect on the price of the common shares include the following: the extent of analytical coverage available to investors concerning the Company’s business may be limited if investment banks with research capabilities do not follow the Company’s securities; lessening in trading volume and general market interest in the Company’s securities may affect an investor’s ability to trade significant numbers of common shares; the size of Company’s public float may limit the ability of some institutions to invest in the Company’s securities; and a substantial decline in the price of the common shares that persists for a significant period of time could cause the Company’s securities to be delisted from such exchange, further reducing market liquidity.

Snow Lake Resources Ltd.

Management’s Discussion and Analysis

For the Six Months Ended December 31, 2024

(Expressed in Canadian Dollars)

As a result of any of these factors, the market price of the common shares at any given point in time may not accurately reflect the Company’s long-term value. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. The Company may in the future be the target of similar litigation or other litigation concerning operational, employment, title, environmental or other matters of which the Company is not presently aware. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

Dilution to Common Shares

The increase in the number of common shares issued and outstanding and the possibility of sales of such shares may have a depressive effect on the price of the common shares. In addition, because of such additional common shares, the voting power of the Company’s existing shareholders will be diluted.

Risk Management

The Company is exposed to various risks as it relates to financial instruments. Management, in conjunction with the Board, mitigates these risks by assessing, monitoring and approving the Company’s risk management process. There have not been any changes in the nature of these risks or the process of managing these risks from the previous reporting periods.

Credit risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. The Company’s credit risk is primarily attributable to cash. Cash is held with a reputable chartered bank in Canada, which is closely monitored by management. Management believes that the credit risk concentration with respect to financial instruments included in cash is minimal.

Liquidity risk

Liquidity risk is the risk that the Company will not have sufficient cash resources to meet its financial obligations as they come due. The Company’s liquidity and operating results may be adversely affected if the Company’s access to the capital market is hindered, whether as a result of a downturn in stock market conditions generally or related to matters specific to the Company. The Company generates cash flow primarily from its financing and investing activities.

As at December 31, 2024, the Company had a cash balance of $28,396,150 (June 30, 2024 – $2,526,957) to settle current liabilities of $11,136,912 (June 30, 2024 – $1,941,111).

As at December 31, 2024, the Company had the following contractual obligations:

	Less than 1 year	1 to 3 years	3 to 5 years	Total
	$	$	$	$
Accounts payable and accrued liabilities	9,733,834	—	—	9,733,834
Due to related parties	172,689	—	—	172,689
Lease liabilities	14,612	—	—	14,612
Derivative liabilities	352,437	—	—	352,437
Other liabilities	863,340	—	—	863,340
Outstanding, end of period	11,136,912	—	—	11,136,912

Snow Lake Resources Ltd.

Management’s Discussion and Analysis

For the Six Months Ended December 31, 2024

(Expressed in Canadian Dollars)

The Company manages liquidity risk by maintaining adequate cash reserves and by continuously monitoring forecasts and actual cash flows for a rolling period of 12 months to identify financial requirements. Where insufficient liquidity may exist, the Company may pursue various debt and equity instruments for short or long-term financing of its operations. Management believes there is sufficient capital to meet short-term business obligations, after taking into account cash flow requirements from operations and the Company’s cash position as at December 31, 2024.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. As at December 31, 2024, the Company had no hedging agreements in place with respect to floating interest rates. Management believes that the interest rate risk concentration with respect to financial instruments is minimal.

Foreign exchange risk

Foreign exchange risk is the risk that the Company will be subject to foreign currency fluctuations in satisfying obligations related to its foreign activities. The Company has from time to time, financial instruments and transactions denominated in foreign currencies, notably in USD. The Company’s primary exposure to foreign exchange risk is that transactions denominated in foreign currency may expose the Company to the risk of exchange rate fluctuations. Based on its current operations, management believes that the foreign exchange risk remains minimal.

Fair value estimates of financial instruments are made at a specific point in time based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgment, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

As at December 31, 2024, the Company’s financial instruments consisted of cash, other receivables (excluding sales tax recoverable), accounts payable, due to related parties, lease liabilities, derivative liabilities and other liabilities.

The fair value of other receivables (excluding sales tax recoverable), accounts payable and due to related parties are approximately equal to their carrying value due to their short-term nature. The fair values of the lease liabilities approximate their carrying amounts as they were measured taking into consideration comparable instruments with similar risks in determining the rates at which to discount their amount in applying their respective measurement models.

The Company classifies fair value measurements using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

●	Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities.

●	Level 2 – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

●	Level 3 – Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

June 30, 2024	Level 1	Level 2	Level 3	Total
	$	$	$	$
Cash	2,526,957	—	—	2,526,957
Derivative liabilities	—	305,025	—	305,025
Other liabilities	—	773,891	—	773,891

December 31, 2024	Level 1	Level 2	Level 3	Total
	$	$	$	$
Cash	28,396,150	—	—	28,396,150
Derivative liabilities	—	352,437	—	352,437
Other liabilities	—	863,340	—	863,340

As at December 31, 2024 and June 30, 2024, the Company’s financial instruments carried at fair value consisted of its cash, which is classified as Level 1, and its derivative liabilities and other liabilities, which have been classified as Level 2. There were no transfers between Levels 2 and 3 for recurring fair value measurements since the last reporting period.

Snow Lake Resources Ltd.

Management’s Discussion and Analysis

For the Six Months Ended December 31, 2024

(Expressed in Canadian Dollars)

Significant Accounting Judgments, Estimates and Assumptions

The preparation of the Company’s consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, revenue and expenses. These are described in greater detail in Note 3(e) to the 2024 Financials.

Summary of Significant Accounting Policies

The significant accounting policies used by the Company are described in greater detail in Note 4 to the 2024 Financials, unless otherwise noted.

Off Balance Sheet Arrangements

As at December 31, 2024 and the date of this MD&A, the Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the results of operations or financial condition of the Company.

Contingencies

The Company’s E&E activities are subject to various laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. As at December 31, 2024, the Company believes its operations are materially in compliance with all applicable laws and regulations. The Company expects to make future expenditures to comply with such laws and regulations.

As of December 31, 2024, Snow Lake has made a claim against certain former directors of the Company and their holding companies for, among other things, breach of fiduciary duty as a result of, amongst other matters, of those directors approving changes to the consulting agreements between the former CEO and COO and their holding companies, for termination payments of USD $1,392,000 (to USD $1,872,000) during a time where it was clear that a change of control of the Company was imminent and increased the range of instances where they would be eligible for those payments. The Company takes the position that the amendments are void and that the former CEO and COO were not entitled to any payments under their consulting agreements. Snow Lake seeks to recover the payments made to the former CEO and COO.

As of the date of approval of these consolidated financial statements, all defendants have now filed Statements of Defence. All defendants have made counterclaims seeking indemnification for legal fees incurred in responding to this claim in relation to directors’ indemnity agreements they have with the Company. The Company takes the position that the defendants are not eligible for indemnity payments as a result of their breaches of fiduciary duties. The next step will be for the Company to file its Replies and Defences to Counterclaims, and then proceed to discovery. As at December 31, 2024, as the outcome of the claims remains uncertain, the Company had not recognized any contingent assets on the consolidated statements of financial position.

Trend Information

Management regularly monitors economic conditions and estimates their impact on the Company’s operations and incorporates these estimates in both short-term operating and longer-term strategic decisions.

Other than as disclosed elsewhere in this MD&A, we are not aware of any trends, uncertainties, demand, commitments or events that are reasonably likely to have a material effect on our net revenues and income from operations, profitability, liquidity, capital resources, or would cause reported financial information not to be indicative of future operation results or financial condition.

See “Cautionary Note Regarding Forward-Looking Statements” below.

Snow Lake Resources Ltd.

Management’s Discussion and Analysis

For the Six Months Ended December 31, 2024

(Expressed in Canadian Dollars)

Cautionary Note Regarding Forward-Looking Statements

This MD&A contains “forward-looking statements” and “forward-looking information” as defined in applicable securities laws (collectively referred to herein as “forward-looking statements”) that are based on the Company’s management’s beliefs and assumptions and on information currently available to the Company. These statements relate to future events or the Company’s future performance. All statements other than statements of historical fact are forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “anticipates”, “believes”, “budgeted”, “continues”, “estimates”, “expects”, “forecasts”, “intends”, “plans”, “predicts”, “projects”, “scheduled” or variations of, or the negatives of, such words and phrases, or statements that certain actions, events or results “could”, “may”, “might” “should”, “will” or “would” be taken, occur or be achieved. The forward-looking statements in this MD&A speak only as of the date of this MD&A or as of the date specified in such statements.

These forward-looking statements are based on numerous assumptions that are believed by management to be reasonable in the circumstances, with respect to, among other things, the Company’s future plans, financial results and operational performance, anticipated expense levels, and technological developments, and are subject to a number of risks and uncertainties, including without limitation those listed in the “Risks and Uncertainties” section of this MD&A. Actual results may differ materially from results contemplated by the forward-looking statements herein. Investors and others should carefully consider the foregoing factors and should not place undue reliance on such forward-looking statements. The Company assumes no responsibility to update forward looking statements made herein, other than as may be required by applicable securities laws.